Consent of Independent Registered Public Accounting Firm

The Board of Directors
Taubman Centers, Inc.

and

Plan Administrator
The Taubman Company and
Related Entities Employee
Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-81577) on Form S-8 of Taubman Centers, Inc. of our report dated June 13, 2011, with respect to the statements of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits for the year ended December 31, 2010, and the related supplemental schedule as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of The Taubman Company and Related Entities Employee Retirement Savings Plan.

/s/ KPMG LLP

Chicago, Illinois

June 13, 2011